                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                   FORM 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                       OR

[ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _______________ to ______________


                         Commission File Number 1-13626


                             ---------------------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           Horizon Health Corporation
                   Employees Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Horizon Health Corporation
                            1500 Waters Ridge Drive
                            Lewisville, Texas 75057

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT
SHARING PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2000 AND 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Horizon Health Corporation Employees Savings and Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 29, 2001

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN



INDEX


                                                                                                       PAGE(S)
                                                                                                       -------
Financial Statements:

   Report of Independent Accountants                                                                       2

   Statements of Net Assets Available for Benefits at
     December 31, 2000 and 1999                                                                            3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2000                                                         4

   Notes to Financial Statements                                                                         5-9


Supplemental Schedules: *

   Schedule I - Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes at End of Year                                                                              10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            DECEMBER 31,
                                                   -----------------------------
                                                       2000             1999
                                                   -------------   -------------
ASSETS

Investments, at fair value (see Note 3)            $  12,257,039   $  12,503,961
                                                   -------------   -------------

Receivables:
    Employer's contributions                             414,440         444,890
    Employees' contributions                             136,159         122,192
    Accrued investment income                              2,562          13,158
                                                   -------------   -------------
                                                         553,161         580,240
                                                   -------------   -------------
        Total assets                                  12,810,200      13,084,201
                                                   -------------   -------------

LIABILITIES

Other liabilities                                             --          31,034
                                                   -------------   -------------

        Total liabilities                                     --          31,034
                                                   -------------   -------------
Net assets available for benefits                  $  12,810,200   $  13,053,167
                                                   =============   =============




   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

Additions to net assets attributed to:
    Contributions:
      Employer's                                                      $    414,440
      Employees'                                                         2,046,982
                                                                      ------------

                                                                         2,461,422
    Dividends and interest income                                          237,849
                                                                      ------------

        Total additions                                                  2,699,271
                                                                      ------------

Deductions from net assets attributed to:
    Net depreciation in fair value of investments (see Note 3)           1,912,696
    Participant withdrawals                                              2,213,969
    Administrative expenses                                                107,236
                                                                      ------------

        Total deductions                                                 4,233,901
                                                                      ------------

Net decrease prior to plan mergers                                      (1,534,630)

Plan mergers (see Note 1)                                                1,291,663
                                                                      ------------

Net decrease                                                              (242,967)

Net assets available for benefits:
    Beginning of year                                                   13,053,167
                                                                      ------------

    End of year                                                       $ 12,810,200
                                                                      ============



   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         The following description of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all eligible employees of Horizon Health Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of the ERISA.

         The Company is responsible for the general administration of the Plan and for carrying out its provisions. The trustee is responsible for managing the Plan's investment assets. Chase Bank of Texas, N.A. was the Plan trustee until September 30, 2000. Reliance Trust Company is the current Plan trustee (the "Trustee").

         In May 2000, the FPM Behavioral Health, Inc. Deferred Compensation and Retirement Plan and the Reach, Inc. 401(k) Plan, defined contribution plans sponsored by entities previously acquired by the Company, were merged with and into the Plan. These mergers resulted in additions to Plan assets of approximately $1,112,000 and $179,000, respectively, and a corresponding increase in Plan participant accounts.

         ELIGIBILITY AND CONTRIBUTIONS

         An employee who has completed one year of service and has attained age 21 is eligible to participate as of the effective date of participation. The effective date of participation is defined as the first day of the month following the date eligibility requirements are met.

         An eligible employee may participate in the Plan by executing a salary reduction agreement. A participating employee may reduce eligible salary from 2% to 15% through payroll withholding. Participants may modify their reduction agreement elections four times per year (January 1, April 1, July 1, and October 1). A participant who revokes the salary reduction election may file a new salary reduction agreement following a 90-day waiting period.

         The Company may contribute a discretionary matching contribution equal to a percentage of the salary reduction of the participants to the Plan; such percentage being determined each year by the Company. A participant must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in the matching contribution. Any matching contribution is allocated to the participant accounts among the available options in the same ratio as the participant's election. During 2000 and 1999, the Company matched 27.5% and 28%, respectively, of the employees' annual contributions to the Plan.

         Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments to various investment options. However, a participant may not elect to contribute more than 30% to the Horizon Health Corporation common stock.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS


         For the year ended December 31, 2000, the Plan failed the discrimination test. In order to continue as a qualified plan, the Company made an additional contribution of $6,200 during the fourth quarter of 2001. Such amounts contributed to participants are reflected as a receivable to participants on the statement of net assets available for benefits.

         VESTING

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's matching contribution is based on years of continuous service and increases with the accumulation of years of service. For Plan purposes, a vested year of service is attained when the employee has worked at least 1,000 hours during the calendar year. After three years of service, the participant is 20% vested. With the completion of each additional year of service, an additional 20% vesting is added. After seven years of service, the participant is 100% vested. Forfeited nonvested accounts are used to reduce future employer contributions.

         PARTICIPANT NOTES

         Participants may borrow a minimum of $1,000 up to the lessor of half of their vested account balance or $50,000. The participant loan may not exceed an amount that would require the participant to use 25% of his or her net monthly pay to make the required repayments. Participants may only have one outstanding loan. All participant loans have a fixed repayment period of five years or less. The loans are secured by the balance in the participant's account and bear interest at prime rate, plus one percentage point. Principal and interest are paid ratably through monthly payroll deductions. Interest rates on loans outstanding at December 31, 2000 range from 8.75% to 10.5%.

         During 2000, the Plan issued loans in excess of the limits of Section 72P of the Internal Revenue Code in the amount of approximately $15,000. The excess is deemed to be a distribution as of December 31, 2000. As a result, the Plan elected to comply with the Administrative Policy Regarding Self-Correction ("APRSC"), a program available from the IRS to correct certain plan defects.

         PAYMENT OF BENEFITS

         Participants are entitled to receive their benefits under the Plan in the event of retirement, termination of employment, disability or death. At the time a participant is entitled to receive a distribution under the Plan, the Plan administrator will direct the Trustee to pay the benefits generally in one lump-sum cash payment. Installment payments are available only to certain specific participants. Generally, whenever a distribution is made to a participant on or before an anniversary date, it may be postponed by the Plan for a period of up to 180 days for administrative convenience. However, unless the employee elects to defer the receipt of benefits, distribution must occur no later than the 60th day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant reaches the age of 65, (2) the 10th anniversary of the year in which the employee became a participant in the Plan, or (3) the date the participant terminated employment.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS


         PLAN EXPENSES

         The employer may, but is not required to, pay trustee fees and administrative expenses.

         TERMINATION PRIORITIES

         The Company expects to continue the Plan indefinitely, but reserves the right to, by action of the board, amend, suspend, or terminate the Plan. In the event that the Plan is terminated, all amounts allocated to the participants' accounts shall immediately vest to the participants.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

         Dividend income is accrued on the ex-dividend date. Interest income is accrued as earned.

         The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of realized gains and losses and unrealized appreciation/ (depreciation) of investments.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         RISK AND UNCERTAINTIES

         The Plan provides for various investment options in any combination, of specified registered investment companies. The underlying investments held by the registered investment companies may include stock, bonds, fixed income securities, registered investment companies and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

         of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

         FINANCIAL STATEMENT PRESENTATION

         On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15, 1999. Accordingly, the Plan has adopted SOP 99-3 and the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                            DECEMBER 31,
                                                                    ---------------------------
                                                                        2000           1999
                                                                    ------------   ------------
           Fidelity Retirement Government Money Market Fund         $         --   $  2,123,602
           Fidelity Equity Income Fund                                        --      2,397,522
           Fidelity Magellan Fund                                             --      3,749,466
           Franklin Balance Sheet Investment Fund                             --        714,306
           Federated Max - Cap Fund                                           --      1,808,765
           TI Janus Twenty Fund                                        2,926,539             --
           TI Mfs Capital Opportunities Fund                           1,637,172             --
           Transamerica Cash Management Fund                           3,242,283             --
           Transamerica Value Fund                                     2,148,011             --


         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,912,696 as follows:


Registered investment companies                        $ 1,875,045
       Common stock                                         37,651
                                                       -----------
                                                       $ 1,912,696
                                                       ===========

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS


4.       TAX STATUS

         Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and, therefore, that the trust is exempt from taxation under section 501(a). The IRS granted a favorable letter of determination to the Plan dated July 9, 1998, which was applicable for Plan amendments adopted through October 1, 1997. Although the Plan has been amended since October 1, 1997, the Company believes that the Plan and its underlying trust are designed and continue to be operated within the terms of the amended Plan and the applicable requirements of the IRC, and that the Plan remains qualified under the applicable provisions of the IRC.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                    DECEMBER 31,
                                                            ---------------------------
                                                               2000            1999
                                                            -----------     -----------
Net assets available for benefits per the
   financial statements                                     $12,810,200     $13,053,167
Amounts allocated to withdrawing participants                    49,088          55,451
                                                            -----------     -----------

Net assets available for benefits per Form 5500             $12,761,112     $12,997,716
                                                            ===========     ===========




         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                            YEAR ENDED
                                                                            December 31,
                                                                                2000
                                                                           -------------
Benefits paid to participants per the financial statements                 $   2,213,969
Add:  Amounts allocated to withdrawing
   participants at December 31, 2000                                              49,088
Less:  Amounts allocated to withdrawing
   participants at December 31, 1999                                             (55,451)
                                                                           -------------

                                                                           $   2,207,606
                                                                           =============



         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not paid as of that date.

HORIZON HEALTH CORPORATION                                            SCHEDULE I
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES AT END OF YEAR
PLAN 001, EIN 75-2293354


TI Aim International Equity Fund                       $     580,324
Horizon Health Corporation Stock                             299,405
TI Invesco Technology Fund                                   167,077
TI Janus Twenty Fund                                       2,926,539
TI MFS Capital Opportunities Fund                          1,637,173
TI Putnam Vista Fund                                          80,505
Transamerica Balance Fund                                     20,751
Transamerica Bond Fund                                        31,968
Transamerica Cash Management Fund                          3,242,283
Transamerica Equity Index Fund                                61,652
Transamerica High Yield Bond Fund                            259,400
Transamerica Small Company Fund                              586,834
Transamerica Value Fund                                    2,148,011
Participant Notes                                            215,117
                                                       -------------

                                                        $ 12,257,039
                                                       =============

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HORIZON HEALTH CORPORATION
                                       EMPLOYEES SAVINGS AND PROFIT SHARING PLAN



                                       By: /s/ RONALD C. DRABIK
                                           -------------------------------------
                                           Ronald C. Drabik
                                           Senior Vice President - Finance
                                           and Administration
                                           Horizon Health Corporation


Date: June 29, 2001

                               INDEX TO EXHIBITS


EXHIBIT NO.             DESCRIPTION
-----------             -----------

    23                  Consent of Independent Public Accountants
